UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

B&R ACQUISITION COMPANY

(Offeror)

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Associate General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq. Daniel Wolf, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,309,403,868.82	$608,457.68

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 163,768,702 shares of voting common stock, par value $0.001 per share. The transaction value also includes the aggregate offer price for (i) 1,552,376 shares issuable pursuant to the vesting of restricted stock units and (ii) 5,950,014 shares issuable pursuant to outstanding options with an exercise price less than $31.00 per share, which is calculated by (x) multiplying the number of shares underlying an outstanding option with an exercise price less than $31.00 by an amount equal to $31.00 minus the exercise price for such option and (y) dividing such product by $31.00.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $608,457.68	Filing Party: Bristol-Myers Squibb Company and B&R Acquisition Company
Form of Registration No.: Schedule TO	Date Filed: July 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) B&R Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Amylin Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $31.00 per share net to the seller in cash without interest and less applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated July 10, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and to Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

Item 11

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs immediately after the last paragraph of the sub-section captioned “Stockholder Litigation—Delaware Litigation.”

“On July 9, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Halberstam v. Amylin Pharmaceuticals, Inc., Case No. 7682. The complaint names as defendants the Company, the Individual Defendants, Parent and Purchaser. The complaint alleges generally that the Individual Defendants breached their fiduciary duties and that the Individual Defendants, Company, Parent and Purchaser aided and abetted the purported breaches of such fiduciary duties. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by contractually preventing a higher offer from other interested buyers and attempting to unfairly deprive stockholders of the value of their investment in the Company and by putting their personal interests ahead of the interest of the Company’s stockholders. The relief sought includes declaratory judgment, an injunction prohibiting consummation of the proposed transaction, rescission or actual and punitive damages (in the event the proposed transaction has already been consummated), and an award of plaintiff fees and expenses. The Company believes the plaintiffs’ allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(5)(G). On July 10, 2012, plaintiff filed a notice and proposed order of voluntary dismissal, which is currently pending before the court.

On July 10, 2012, a putative stockholder class action complaint was filed in the court of Chancery of the State of Delaware captioned Solak v. Amylin Pharmaceuticals, Inc., Case No. 7684. On July 12, 2012, a putative stockholder class action complaint was filed in the court of Chancery of the State of Delaware captioned Jurko v. Amylin Pharmaceuticals, Inc., Case No. 7695. Each complaint names as defendants the Company, the Individual Defendants, Parent and Purchaser, and each complaint was subsequently consolidated as described below.

On July 10, 2012, the Court of Chancery of the State of Delaware approved a stipulated order of class certification and case management, which certified a conditional class in the case captioned Phillips v. Amylin Pharmaceuticals, Inc., Case No. 7673-CS (the “Delaware Action”) and named Maxine Phillips as lead plaintiff for the class (the “Lead Plaintiff”). The terms of the order provide that it shall apply to each case subsequently filed in the Court of Chancery or transferred to the Court of Chancery that relate substantially to the same matter as the Delaware Action and that the Lead Plaintiff shall promptly seek to have any such case consolidated with the Delaware Action. The parties to the Delaware Action have agreed to expedited discovery and a preliminary injunction hearing has been scheduled for August 6, 2012. The description in this paragraph is qualified in its entirety by reference to the Stipulated Order of Class Certification and Case Management filed as Exhibit (a)(5)(H).

        On July 12, 2012, attorneys for the Lead Plaintiff filed a verified amended class action complaint in connection with the Delaware Action (the “Amended Complaint”). The Amended Complaint names as defendants the Company, the Individual Defendants, the Parent and Purchaser. The Amended Complaint alleges generally that the Individual Defendants breached their fiduciary duties and Parent and Purchaser aided and abetting the purported breaches of such fiduciary duties. The Amended Complaint includes allegations that the Individual Defendants breached their fiduciary duties by failing to take steps to maximize the value of Amylin to its public shareholders. The relief sought includes an injunction, rescission (to the extent the proposed transaction has already been consummated) or rescissory damages, exclusion of certain shares from any vote in favor of the proposed transaction, and costs and disbursements, including attorneys’ and experts’ fees. The description in this paragraph is qualified in its entirety by reference to the Amended Complaint filed as Exhibit (a)(5)(I).

        On July 17, 2012, the court entered an order consolidating three of the purported stockholder class action complaints filed in the Court of Chancery of the State of Delaware, captioned Phillips v. Amylin Pharmaceuticals, Inc., et al., Case No. 7673, Solak v. Amylin Pharmaceuticals, Inc., et al., Case No. 7684, and Jurko v. Amylin Pharmaceuticals, Inc., et al., Case No. 7695. The consolidated case is captioned In re Amylin Pharmaceuticals, Inc. Shareholders Litigation, Case No. 7673-CS (the “Consolidated Delaware Action”), and the Amended Complaint is designated as the operative complaint.”

Item 11(a) of the Schedule TO is further amended and supplemented by adding the following paragraph immediately after the last paragraph of the sub-section captioned “Stockholder Litigation—California Litigation.”

“On July 10, 2012, a putative stockholder class action complaint was filed in the Superior Court of California, County of San Diego, captioned Warnock v. Amylin Pharmaceuticals, Inc., Case No. 37-2012-00100410-CU-SL-CTL. The complaint names as defendants, the Company, the Individual Defendants, Parent and Purchaser. The complaint alleges generally that the Individual Defendants have violated fiduciary duties owed to public shareholders of the Company, have failed to obtain for such shareholders the highest value available for the Company and have failed to take steps to maximize the value of the Company in a change of control transaction. The complaint alleges that Parent, Purchaser and the Company have participated in the Individual Defendants’ breaches of fiduciary duty and have aided and abetted the wrongdoing alleged therein. The relief sought includes an injunction enjoining the defendants from consummating the proposed transaction, rescission or the award of rescissory damages (in the event that the proposed transaction is consummated), compensatory damages, and the award of the costs and disbursements of the action, including attorneys’ and experts’ fees. The Company believes the plaintiffs’ allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit a(5)(J).”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.

(a)(5)(G)	Class Action Complaint dated July 9, 2012 (Susha Halberstam v. Amylin Pharmaceuticals, Inc.) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 10, 2011).

(a)(5)(H)	Stipulated Order of Class Certification and Case Management dated July 10, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).

(a)(5)(I)	Amended Class Action Complaint dated July 12, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).

(a)(5)(J)	Class Action Complaint dated July 10, 2012 (James Warnock v. Amylin Pharmaceuticals, Inc., et al.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B&R ACQUISITION COMPANY

By	/s/ Demetrios Kydonieus
Name:	Demetrios Kydonieus
Title:	Vice President

Date: July 18, 2012

BRISTOL-MYERS SQUIBB COMPANY

By	/s/ Demetrios Kydonieus
Name:	Demetrios Kydonieus
Title:	Vice President, Strategy, Alliances & Transactions

Date: July 18, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 10, 2012.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal.*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 10, 2012.*

(a)(5)(A)	Joint Press Release of Amylin Pharmaceuticals, Inc. and Bristol-Myers Squibb Company, dated June 29, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 2, 2012).*

(a)(5)(B)	Press Release issued by Bristol-Myers Squibb Company, dated July 10, 2012.*

(a)(5)(C)	Class Action Complaint dated July 3, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(D)	Class Action Complaint dated July 3, 2012 (Douglas Peterson v. Amylin Pharmaceuticals, Inc. et al.).*

(a)(5)(E)	Transcript of Town Hall Meeting with Bristol-Myers Squibb Company and Amylin Ohio LLC, dated July 12, 2012 and slide presentation used during the Town Hall Meeting (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 1 to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 17, 2012).*

(a)(5)(F)	Amylin Integration Frequently Asked Questions memorandum distributed to Amylin employees on July 17, 2012 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 1 to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 17, 2012).*

(a)(5)(G)	Class Action Complaint dated July 9, 2012 (Susha Halberstam v. Amylin Pharmaceuticals, Inc.) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 10, 2011).

(a)(5)(H)	Stipulated Order of Class Certification and Case Management dated July 10, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).

(a)(5)(I)	Amended Class Action Complaint dated July 12, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).

(a)(5)(J)	Class Action Complaint dated July 10, 2012 (James Warnock v. Amylin Pharmaceuticals, Inc., et al.).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated June 29, 2012, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, and B&R Acquisition Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 3, 2012).*

(d)(2)	Tender and Support Agreement, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, B&R Acquisition Company and certain stockholders of Amylin Pharmaceuticals, Inc., dated June 29, 2012.*

(g)	None.

(h)	None.

*	Previously filed.

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